SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Samantha Loh Danone S.A. 17 boulevard Haussmann 75009 Paris, France Tel: +33 1 44 35 20 20	Nancy Dowling Danone North America PBC 1 Maple Avenue White Plains, NY 10605 Tel: (914) 872 8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Joshua R. Cammaker

Wachtell, Lipton, Rosen & Katz

51 W 52nd St, New York, NY 10019

Tel: (212) 403 1000

September 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531914109

1	NAMES OF REPORTING PERSONS Danone S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,454,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,454,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%(1)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 531914109

1	NAMES OF REPORTING PERSONS Danone North America PBC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER 3,454,756
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,454,756
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%(1)
14	TYPE OF REPORTING PERSON CO

(1)

Percentages calculated on the basis of 14,790,747 shares of the Issuer’s common stock, no par value, outstanding as of August 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission on August 13, 2024, and rounded up in accordance with instruction 13 of the cover page for Schedule 13D.

Introductory Note

This Amendment No. 4 to Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Lifeway Foods, Inc., an Illinois corporation (the “Issuer”), and amends the Schedule 13D filed on October 12, 1999 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999 and Amendment No. 3 to Schedule 13D filed on January 5, 2000 (the Initial Filing together with Amendments Nos. 1-3, the “Original Schedule 13D”).

This Amendment No. 4 is being filed to amend the Original Schedule 13D as follows:

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated to read as follows:

Danone S.A. is a French société anonyme with its principal place of business at 17 boulevard Haussmann, 75009 Paris, France.

Danone North America PBC (together with Danone S.A., the “Reporting Persons”) is a Delaware public benefit corporation with its principal place of business at 1 Maple Avenue, White Plains, NY 10605. Danone North America PBC is a wholly owned subsidiary of Danone S.A.

None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

On September 23, 2024, Danone North America PBC sent a letter (the “Letter”) to the Issuer, proposing to acquire all of the outstanding shares of Common Stock not currently held by the Reporting Persons for a purchase price of $25.00 per share in cash (the “Proposed Transaction”). The transaction would be wholly funded in cash from existing cash reserves of the Reporting Persons and is not contingent on any financing requirements. The proposal is subject to the completion of due diligence and negotiation of definitive agreements. The foregoing summary of the Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

No assurances can be given that the Proposed Transaction will be consummated. No legally binding obligation with respect to the Proposed Transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities.

The Reporting Persons intend to engage in discussions with the Issuer regarding the Proposed Transaction. The Reporting Persons may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction, withdraw the proposal described in the Letter or any other proposal with respect to the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons and their subsidiaries will, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposed Transaction or otherwise to support their investment in the Issuer, including, without limitation: (a) engaging in discussions with other shareholders, potential sources of financing, advisors and other relevant parties; and (b) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

The Proposed Transaction may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the Nasdaq and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons intends to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equity or other securities of the Issuer or disposing of some or all of the securities beneficially owned by them in public market or privately negotiated transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The disclosures responsive to clauses (a)-(c) of Item 5 of the Original Schedule 13D are hereby amended and restated to read as follows:

(a)—(b). The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.

The aggregate 3,454,756 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 23.4% of the issued and outstanding shares of Common Stock based on 14,790,747 shares of Common Stock outstanding as of August 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission on August 13, 2024.

Danone North America PBC has sole voting and sole dispositive power with regard to 3,454,756 shares of Common Stock. Danone North America PBC is a wholly owned subsidiary of Danone S.A. Danone S.A., by virtue of its relationship to Danone North America PBC may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Danone North America PBC directly beneficially owns. Danone S.A. disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c). There have been no transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons other than as reported in this Amendment No. 4.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Letter to the Issuer, dated as of September 23, 2024

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2024

DANONE S.A.

By:	/s/ Christine Flamand
Name:	Christine Flamand
Title:	General Counsel

DANONE NORTH AMERICA PBC

By:	/s/ Shane Grant
Name:	Shane Grant
Title:	President and Chief Executive Officer

Schedule A

Certain Information Concerning the Directors and Executive Officers of Danone S.A.

The names, positions, principal occupations (if other than their position with Danone S.A.) and citizenship of Danone S.A.’s directors and executive officers are set forth below. The address and principal place of business for each listed director or executive officer is c/o Danone S.A., 17 boulevard Haussmann, 75009 Paris, France.

Name	Position	Principal Occupation (if other)	Citizenship
Gilles Schnepp	Director	Director of several companies, including Danone S.A.	France

Valérie Chapoulaud-Floquet	Director	Director of several companies, including Danone S.A.	France

Antoine de Saint-Affrique	Director, Chief Executive Officer	—	France

Frédéric Boutebba	Director	—	France

Gilbert Ghostine	Director	Chairman of the Board of Directors of Sandoz and Director of several companies, including Danone S.A.	Canada; Lebanon

Lise Kingo	Director	Director of several companies, including Danone S.A.	Denmark

Patrice Louvet	Director	President and Chief Executive Officer, Ralph Lauren	France; USA

Sanjiv Mehta	Director	President Commissioner (Non-Executive Chairman), PT Unilver Indonesia TBK (Indonesia)	India

Geraldine Picaud	Director	Chief Executive Officer, SGS group	France

Susan Roberts	Director	Associate Dean for Foundational Research, Professor of Medicine and Epidemiology, Geisel School of Medicine, Dartmouth College	Canada; United Kingdom

Bettina Theissig	Director	Member of the European Works Council of Danone and Chair of the Central Works Council of Danone Deutschland GmbH	Germany

Juergen Esser	Group Deputy CEO in charge of Finance, Technology & Data	—	Germany

Shane Grant	Group Deputy CEO, CEO Americas and EVP Dairy, Plant-Based and Global Sales	—	New Zealand, US, Australia

Vikram Agarwal	Chief Operations Officer	—	India

Henri Bruxelles	Chief Sustainability and Strategic Business Development Officer	—	France

Isabelle Esser	Chief Human Resources, Research, Innovation, Quality and Food Safety Officer	—	Belgium

Laurent Sacchi	General Secretary	—	France

Christine Flamand	General Counsel	—	France

Certain Information Concerning the Directors and Executive Officers of Danone North America PBC

The names, positions, principal occupations (if other than their position with Danone North America PBC) and citizenship of Danone North America PBC’s directors and executive officers are set forth below. The address and principal place of business for each listed director or executive officer is c/o Danone North America PBC, 1 Maple Avenue White Plains, NY 10605.

Name	Position	Principal Occupation (if other)	Citizenship
Shane Grant	Director, Group Deputy CEO Danone, CEO Americas & EVP Dairy, Plant-Based & Sales	—	New Zealand, US, Australia

Nancy Dowling	Director, General Secretary NorAm	—	USA

Daniele Magliocco	President, North America	—	Canada

Stéphane Gayet	Board Chairperson, Chief Finance Officer, North America	—	France

Silvio Amorosino	Chief HR Officer, North America	—	USA, Brazil

Kristina Cole	Chief Sales, Customers & Commercial Officer, U.S.	—	USA

Susan Zaripheh	Chief Research & Innovation Officer, North America	—	USA

John Fidanza	VP, One DBS North Americas & Latin America	—	USA

Nandha Kumar	Chief Information Technology and Data Officer, Americas & Sales	—	USA

Wendy Nunnelley	General Manager, Plant Based BU	—	USA

Michael Sloboda	Chief Operations Officer, Danone North America	—	USA

Anne Laraway	General Manager, Happy Family	—	USA

Severine Brichard-Rooney	General Manager, Nutricia North America	—	France, Ireland

Domenic Borreli	GM, Beverages	—	Canada, Italy

Frederic Guichard	GM, Danone Canada	—	France

Linda Bethea	Chief Marketing Officer NORAM	—	USA

Viral Parekh	Chief Strategy Officer NORAM	—	USA

Rafael Acevedo	General Manager, US Yogurt	—	USA